SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35662

Deregistration under Section 8(f) of the Investment Company Act of 1940

June 27, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of June 2025. A copy of each application may be obtained

via the Commission's website by searching for the applicable file number listed below, or for

an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's

Office of Investor Education and Advocacy at (202) 551-8090. An order granting each

application will be issued unless the SEC orders a hearing. Interested persons may request a

hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov

and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is

listed for the relevant applicant below, or personally or by mail, if a physical address is listed

for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m.

on July 22, 2025, and should be accompanied by proof of service on applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Cross Shore Discovery Fund [File No. 811-22976]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 3, 2025 and May 16, 2025, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on May 21, 2025 and amended on June 24, 2025.

Applicant's Address: 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

DWS Strategic Municipal Income Trust [File No. 811-05767]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 17, 2024, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $11,097.50 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on May 28, 2025.

Applicant's Address: 875 Third Avenue, New York, New York, 10022-6225.

Hartford HLS Series Fund II INC [File No. 811-04615]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Hartford Small Cap Growth HLS Fund a series of

Hartford Series Fund, Inc., and on April 29, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $31,840 incurred in connection with the reorganization were paid by the acquiring fund.

Filing Date: The application was filed on June 13, 2025.

Applicant's Address: 690 Lee Road, Wayne, Pennsylvania 19087.

NB Private Markets Fund III (Master) LLC [File No. 811-22816]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 9, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $5,000 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained approximately $55,987 for the purpose of paying outstanding liabilities.

Filing Date: The application was filed on June 16, 2025.

Applicant's Address: 325 North Saint Paul Street, 49th Floor, Dallas, Texas 75201.

NB Private Markets Fund III (TE) LLC [File No. 811-22815]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 9, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,500 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained approximately $26,639 for the purpose of paying outstanding liabilities.

Filing Date: : The application was filed on June 16, 2025.

Applicant's Address: 325 North Saint Paul Street, 49th Floor, Dallas, Texas 75201.

NB Private Markets Fund III (TI) LLC [File No. 811-22814]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 9, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,500 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained approximately $27,151 for the purpose of paying outstanding liabilities.

Filing Date: The application was filed on June 16, 2025.

Applicant's Address: 325 North Saint Paul Street, 49th Floor, Dallas, Texas 75201.

Security Equity Separate Account 26 [File No. 811-08888]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On May 27, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $6,000 incurred in connection with the liquidation were paid by the depositor of the applicant.

Filing Dates: The application was filed on June 28, 2023 and amended on June 23, 2025.

Applicant's Address: Metropolitan Life Insurance Company, 200 Park Avenue, New York, New York 10166.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.